
June 25, 2018

Timothy Carlson
Chief Financial Officer
Tronox Ltd
262 Tresser Boulevard, Suite 1100
Stamford, Connecticut 06901

      Re: Tronox Ltd
        Form 10-K as of December 31, 2017
        Filed on March 1, 2018
        Form 8-K filed on May 10, 2017
        File No. 1-35573

Dear Mr. Carlson:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Division of Corporation Finance
                                       Office of Manufacturing and
                                       Construction